FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

SIGNIFICANT FACT

In light of the current public takeover bids for the Company and the Spanish securities regulator’s (CNMV) authorization today of the bid made by E.ON Zwölfte Verwaltungs GmbH, Endesa hereby states the following:

1.
Tomorrow, November 17, Endesa will present to the Third Circuit of the Supreme Court a request to modify, or, in the alternative, to lift the injunction against the February 3, 2006, ruling of the Spanish Council of Ministers authorizing Gas Natural SDG S.A. to take exclusive control of Endesa. Specifically, Endesa will request that the injunction against the Council of Ministers’ ruling be replaced by an injunction suspending the voting rights of Endesa shares that Gas Natural SDG S.A. may acquire if its takeover bid is successful. If the court does not grant this request, Endesa will ask that the aforementioned injunction be lifted.

2.	Tomorrow Endesa also will ask Madrid’s Mercantile Court Number 3 to lift the injunctions against further action on Gas Natural SDG S.A.’s takeover bid.

3.
This decision is motivated by Endesa’s stated intention “to adopt at any time the appropriate procedural decisions, including those relating to the injunction, with priority to protect our shareholders’ interests in the future, depending on the developments of the ongoing public bidding processes for the Company and any other new circumstances that might affect the current situation” (Relevant Fact filed on March 31, 2006)

4.
The above-described injunctions have been vital to the preservation of respect for the law. They have, however, led to changes in the initial facts and circumstances that led Endesa to request them. Specifically, the final authorization of the competing bid by E.ON justifies the decision to request the modification or lifting of the current injunctions in order to enable Endesa’s shareholders to decide whether to tender their shares in response to one of the current takeover bids. This request attempts, as expressly provided for under Spanish law, to adapt the injunctions to current circumstances.

5.
This decision in no way whatsoever represents a renouncement of Endesa’s fundamental legal rights, as it is Endesa’s intention to continue to exercise them. Similarly, Endesa reserves the right to take at any time any necessary actions against any persons or entities that through their acts or omissions prejudice the interests of our shareholders with respect to the pending takeover processes.

Madrid, November 16th, 2006

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
http://www.endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: November 16, 2006	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations